Exhibit M

22 August 2017

CHINA UNICOM (HONG KONG) LIMITED

AND

CHINA UNICOM (BVI) LIMITED

SUBSCRIPTION AGREEMENT

relating to the subscription of

6,651,043,262 shares in the capital of

CHINA UNICOM (HONG KONG) LIMITED

THIS AGREEMENT is made on 22 August 2017

BETWEEN:

(1)	CHINA UNICOM (HONG KONG) LIMITED, a company incorporated in Hong Kong with its registered office at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong (the Company); and

(2)	CHINA UNICOM (BVI) LIMITED, a company incorporated in the British Virgin Islands with its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands (the Subscriber).

WHEREAS:

(A)	As at the date hereof, the Company has issued a total of 23,947,081,083 shares in the capital of Company (the Shares). The Shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (the Stock Exchange).

(B)	As at the date hereof, the Subscriber is the beneficial owner of 9,725,000,020 Shares, representing approximately 40.61% of the issued share capital of the Company.

(C)	(China United Network Communications Limited) (Unicom A Share Company) proposed to conduct a non-public issuance of its shares to various investors, details of which has been announced by Unicom A Share Company on the website of Shanghai Stock Exchange on 21 August 2017 (the Unicom A Share Company Issuance).

(D)	(China United Network Communications Group Company Limited) (Unicom Group) has entered into a share transfer agreement with an investor on 16 August 2017, pursuant to which, Unicom Group has agreed to transfer an aggregate of 1,899,764,201 shares in Unicom A Share Company to such investor (the Share Transfer).

(E)	The Company has agreed to issue, and the Subscriber has agreed to subscribe for, the Subscription Shares (as defined below), on and subject to the terms and conditions set out in this Agreement (the Subscription).

IT IS AGREED:

1.	SUBSCRIPTION

1.1     The Subscriber shall subscribe for, and the Company shall issue, a maximum of 6,651,043,262 Shares in the capital of the Company (the Subscription Shares), fully paid and free from all liens, charges, security interests, encumbrances and adverse claims (Encumbrances), on and subject to the terms and conditions of this Agreement.

1.2     The Subscriber and the Company agree that the exact number of Subscription Shares to be subscribed by the Subscriber will be determined upon completion of the Unicom A Share Company Issuance, by reference to the gross subscription price received by Unicom A Share Company from the Unicom A Share Company Issuance.

1.3     The Subscription Shares, when allotted and issued pursuant to this Agreement, will rank pari passu in all respects with the then existing Shares.

1.4     The subscription price for each Subscription Share shall be HK$13.24 (the Subscription Price) (equivalent to RMB11.27) and the Subscriber shall pay to the Company the aggregate Subscription Price determined by multiplying the number of Subscription Shares by the Subscription Price (the Aggregate Subscription Price)..

1.5    The Subscriber and the Company agree that the Aggregate Subscription Price will be paid to the Company in RMB at the exchange rate of HK$1.00:RMB0.85117.

2.	COMPLETION

2.1    Completion of this Agreement is conditional upon the fulfilment of the following conditions (the Conditions):

(a)	the approval of this Agreement and the transactions contemplated hereunder, including the allotment and issue of the Subscription Shares, by the independent shareholders of the Company at the extraordinary general meeting of the Company to be convened;

(b)	the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, all the Subscription Shares and such approval not having been withdrawn;

(c)	the approval of the Unicom A Share Company Issuance by the shareholders of Unicom A Share Company;

(d)	the approval of the Unicom A Share Company Issuance by the State-owned Assets Supervision and Administration Commission of the State Council of the PRC and the China Securities Regulatory Commission;

(e)	the approval of the Share Transfer by the State-owned Assets Supervision and Administration Commission of the State Council of the PRC ;

(f)	the completion of the Unicom A Share Company Issuance and the Share Transfer; and

(g)	the completion of the capital increase in Unicom BVI by Unicom A Share Company and Unicom Group for purpose of the Subscription.

2.2    None of the Conditions may be waived by either party.

2.3    If the Conditions are not fulfilled by 30 June 2018 (or such other date as the parties may agree in writing), this Agreement shall terminate and each party shall cease to have any rights or obligations under this Agreement, save in respect of the provisions of Clauses 3, 5, 6.11 and 7 and any rights or obligations which may have accrued under this Agreement prior to its termination.

2.4    Completion of the Subscription (Completion) shall take place at the office of the Company on the date the parties shall agree in writing, which shall be within 30 days after the fulfilment of the Conditions (or such other date as the parties may agree).

2.5    Subject to the foregoing provisions, at Completion:

(a)	the Subscriber shall make payment (for value on the date of Completion) to the Company (or as it may direct) of the Aggregate Subscription Price to such bank account as may be notified by the Company to the Subscriber at least one business day prior to the date of Completion, which shall constitute a complete discharge of the Subscriber’s obligations in respect thereof. For the purpose of this Agreement, business day means any day (other than a Saturday, Sunday or public holiday) on which banks in Hong Kong are generally open for normal banking business and on which the Stock Exchange is open for business of dealing in securities.; and

(b)	the Company shall allot and issue the Subscription Shares to the Subscriber and shall promptly thereafter register the Subscriber as a member of the Company and shall cause to be delivered to the Subscriber definitive share certificate(s) in respect thereof as the Subscriber may direct.

3.	CONFIDENTIALITY

3.1    Subject to Clause 3.2, each party shall, and shall procure that their respective directors, officers and agents will, treat as strictly confidential all information received or obtained as a result of entering into or performing this Agreement which relates to:

(a)	the provisions of this Agreement;

(b)	the negotiations relating to this Agreement;

(c)	the subject matter of this Agreement; or

(d)	the other party.

3.2    Either party may disclose, or permit its directors, officers and agents to disclose, information which would otherwise be confidential, if and to the extent:

(a)	required by applicable laws or regulations, including the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules);

(b)	required by any governmental or regulatory authority, including, without limitation, the Stock Exchange and the Hong Kong Securities and Futures Commission, and whether or not the requirement for information has the force of law;

(c)	disclosed to the professional advisers and auditors of such party;

(d)	the information has come into the public domain through no fault of such party; or

(e)	the other party has given prior written approval to the disclosure, such approval not to be unreasonably withheld or delayed.

3.3    The parties authorise the release for publication of an announcement in respect of the Subscription pursuant to this Agreement in the agreed form as soon as reasonably practicable following the execution of this Agreement.

4.	REPRESENTATIONS AND WARRANTIES

4.1    The Company represents and warrants to the Subscriber as at the date of this Agreement and as at the date of the Completion that:

(a)	it is validly incorporated, in existence and duly registered under the laws of Hong Kong;

(b)	this Agreement when executed will constitute a valid and legally binding agreement of the Company, enforceable in accordance with its terms;

(c)	subject to the satisfaction of the Condition set out in Clause 2.1(a), it has full power, authority and capacity to allot and issue the Subscription Shares pursuant to this Agreement and under the articles of association of the Company (the Articles of Association);

(d)	the allotment and issue of the Subscription Shares pursuant to this Agreement will not result in any breach of and will comply with the relevant provisions of the Listing Rules and other applicable laws and regulations of Hong Kong; and

(e)	subject to payment, the Subscription Shares, when allotted and issued pursuant to this Agreement, will be fully paid and free from all Encumbrances and will rank pari passu in all respects with the then existing Shares.

4.2    The Subscriber hereby represents and warrants to the Company as at the date of this Agreement and as at the date of the Completion that:

(a)	it is validly incorporated, in existence and duly registered under the laws of British Virgin Islands;

(b)	this Agreement when executed will constitute a valid and legally binding agreement of the Subscriber, enforceable in accordance with its terms; and

(c)	subject to the satisfaction of the Condition set out in Clause 2.1(c), it has obtained all corporate and other authorisations required to enter into and perform its obligations under this Agreement.

5.	COSTS

Each party shall be responsible for its own costs and expenses incurred in relation to the preparation and negotiation of this Agreement and the subscription of the Subscription Shares.

6.	MISCELLANEOUS

6.1    Time will be of the essence of this Agreement.

6.2    This Agreement sets out the whole agreement between the parties in respect of the Subscription and supersede any prior agreement (whether oral or written) relating to the Subscription.

6.3    Unless the parties otherwise agree, neither party shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.

6.4    No failure or delay by any party in exercising any right or remedy provided by law or under this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude it or its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

6.5    Each party shall perform (or procure the performance of) all further acts and things and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as may be necessary or reasonably required by either party to implement and give effect to this Agreement.

6.6    All amounts payable to the Company under the terms of this Agreement shall be made in full, without any set-off, deduction or withholding whatsoever, and are exclusive of any tax.

6.7    This Agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.

6.8    No amendment of this Agreement (or of any of the documents referred to in this Agreement) shall be valid unless it is in writing and signed by or on behalf of all of the parties to it.

6.9    Each of the provisions of this Agreement is severable. If any such provision is held to be or becomes invalid or unenforceable in any respect under the law of any jurisdiction it shall have no effect in that respect and the parties shall use all reasonable efforts to replace it by a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

6.10    A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) to enforce any term of, or enjoy any benefit under, this Agreement.

6.11    Any notice in connection with this Agreement shall be in writing (in English or Chinese) and delivered by hand, fax or registered post. A notice shall be effective upon receipt and shall be deemed to have been received (a) at the time of delivery, if delivered by hand or registered post or (b) at the time of transmission if delivered by fax. The addresses and fax numbers of the parties for the purpose of this Clause 6.11 are as follows:

Company	Address:	Fax:

For the attention of: Yung Shun Loy Jacky	75th Floor, The Center 99 Queen’s Road Central Hong Kong	+852 2121 3241

Subscriber	Address:	Fax:

For the attention of: Yung Shun Loy Jacky	75th Floor, The Center 99 Queen’s Road Central Hong Kong	+852 2121 3241

7.	APPLICABLE LAWS AND JURISDICTION

7.1    This Agreement, including this dispute resolution clause, shall be governed by and construed in accordance with the laws of Hong Kong.

7.2    The parties unconditionally and irrevocably agree that the courts of Hong Kong shall have exclusive jurisdiction to settle any dispute, controversy, difference, claim or counterclaim arising out of or in connection with this Agreement, including any question regarding its existence, validity, interpretation, performance, breach or termination or any dispute regarding non-contractual obligations arising out of or relating to it.

7.3    To the extent that the Subscriber may in any jurisdiction claim for itself or its assets immunity from suit, execution, attachment (whether in aid of execution, before judgment or otherwise) or other legal process or to the extent that in any such jurisdiction there may be attributed to itself or its assets such immunity (whether or not claimed), the Subscriber irrevocably agrees not to claim and irrevocably waives such immunity to the full extent permitted by applicable laws.

7.4    The Subscriber irrevocably appoints The Law Debenture Corporate (H.K.) Limited at Suite 413, Hutchison House, 10 Harcourt Road, Central, Hong Kong to receive, for it and on its behalf, service of process in the proceedings in Hong Kong. Such service shall be deemed completed on delivery to the process agent (whether or not it is forwarded to and received by the Subscriber). If for any reason the process agent ceases to be able to act as such or no longer has an address in Hong Kong, the Subscriber irrevocably agrees to appoint a substitute process agent acceptable to the Company, and to deliver to the Company a copy of the new process agent’s acceptance of that appointment, within five business days thereof.

IN WITNESS whereof this Agreement has been entered into the day and year first above written.

SIGNED by /s/ Wang Xiaochu	)
for and on behalf of	)
CHINA UNICOM (HONG KONG))
LIMITED	)

SIGNED by /s/ Wang Xiaochu	)
for and on behalf of	)
CHINA UNICOM (BVI) LIMITED	)